Repower. Renew. Results.TM

September 26, 2011

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:
OCTuS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on April 15, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed on November 22, 2010
Form 8-K/A
Filed April 8, 2011
File No. 000-21092

Dear Mr. Reynolds:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Octus dated August 11, 2011 (the “SEC Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”) filed by Octus on April 15, 2010, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and the Company’s Report on Form 8-K filed April 8, 2011.

In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses. Pursuant to our telephone discussions with Mr. Edwin Kim of the Staff, we are the filing with the Commission Amendment No. 1 to the above-referenced Form 10-K for the year ended December 31, 2009 (“10-K Amendment”) and Amendment No. 1 to the above-referenced Form 10-Q for the period ended March 31, 2010; the Amendment No. 1 to the above referenced Form 10-Q for the period ended June 30, 2010; and the Amendment No. 1 to the above-referenced Form 10-Q for the period ended September 30, 2010 (the “10-Q Amendments”).

Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on March 23, 2010

Certain Relationships and Related Transactions, page 41

1. We note your response to comment 9 of our letter dated January 26, 2011, and we reissue it in part. Please revise your Item 13 disclosure to identify the related party that acquired the convertible note from Grupo Dynastia in March 2009. It also appears that your beneficial ownership table should reflect such ownership. See Rule 13d-3(d)(1) under the Exchange Act and Item 403 of Regulation S-K. Also, please revise to include the Grupo Dynastia promissory notes in your discussion of your outstanding debt in your Liquidity and Capital Resources section of your MD&A. Please note that these disclosures should be reflected in your Form 10-K for the fiscal year ended December 31, 2010.

Repower. Renew. Results.TM

Our Response

We have further modified our proposed filing in relation to the portions of the convertible notes previously owned by Grupo Dynastia which were assumed by another party (Sasaima Holdings SA) during the quarter ended 3/31/09:

Effective March 31, 2009, a convertible promissory note with a principal balance of $328,106 and accrued interest of $38,686 held by Grupo Dynastia SA was sold to Sasaima Holdings SA, another related party who already held a promissory note in the amount of $113,747.  The terms were modified such that the principal and interest will be paid over 60 months. The convertible promissory note can be converted into common stock at a rate of $0.10 per share and bears interest at an annual rate of 8% until converted or paid.  Total interest expense accrued under borrowings from this related party during the twelve months ending December 31, 2009 was $39,490.  Upon conversion of principal and accrued interest totally $520,029, 5,200,290 shares would be owned by this party giving them greater than 10% interest in the company on a fully-diluted basis.

We have also revised our beneficial ownership table to reflect the potential ownership percentage as if Sasaima Holdings, SA converted the balance of the convertible note and accrued interest and added the following discussion below the revised beneficial ownership table:

Effective March 31, 2009, a convertible promissory note with a principal balance of $328,106 and accrued interest of $38,686 held by Grupo Dynastia SA was sold to another related party, Sasaima Holdings, SA who already held a promissory note in the amount of $113,747.  The terms were modified such that the principal and interest will be paid over 60 months. The convertible promissory note can be converted into common stock at a rate of $0.10 per share and bears interest at an annual rate of 8% until converted or paid.  Total interest expense accrued under borrowings from this related party during the twelve months ending December 31, 2009 was $36,590.  Upon conversion of principal and accrued interest totally $520,029, 5,200,290 shares would be owned by this party giving them greater than 10% interest in the company on a fully-diluted basis.  Upon conversion of these shares the beneficial ownership table above would be reflected as:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	Christian Soderquist	15,000,000 common shares Officer and Director*	34.20%

Common Stock	George Ecker	15,000,000 common shares Officer and Director*	34.20%

Common Stock	Sasaima Holdings, SA	5,220,290 common shares	11.90%

Common Stock	All officers and directors as a group excluding Sasaima Holdings, SA	30,000,000 common shares	68.40%

We have included discussion of these items in the MD&A section for our Form 10-K for the fiscal year ended December 31, 2010.

Repower. Renew. Results.TM

Exhibits

2. We note Exhibit 10.21 submitted as part of your draft Form 10-K/A omits several exhibits and/or attachments. Please file Exhibit 10.21 in its entirety pursuant to Item 601(b)(10) of Regulation S-K.

Our Response

In our discussions with Mr. Edwin Kim with your office, it was explained that this comment refers to a draft copy of the EcoNexus agreement having been submitted. We hereby confirm that we will file an executed copy of this agreement with our next periodic report, pursuant to Item 601 of Regulation S-K.

Form 8-K/A filed April 8, 2011

Exhibit 99.3 – Notes to the Pro Forma Financial Statements

3. Please explain to us what the $35,011 and $20,635 adjustments to current assets and liabilities, respectively, represent and why they are appropriate pro forma adjustments.  Note (a) indicates the adjustments are to accounts receivable and accounts payable but does not further explain why the historical balances taken from Quantum’s financial statement require adjustment.

Our Response

The amounts $35,011 in accounts receivable and $20,635 are adjustments to the historical Quantum financial statements due to: (1) the amounts shown as a reduction in accounts receivable to reflect amounts not purchased that are recorded in the March 31, 2010 historical  results of $67,872 to appropriately reflect the accounts receivable balances that were purchased and shown in the purchase price allocation of $32,862 (with a rounding difference of $1); and (2) to adjust the amounts of the liabilities presented in the historical financial results to appropriately reflect the amount of total liabilities purchased of $238,144 as shown in the purchase price allocation, not previously shown in the historical March 31, 2010 Quantum financial statements.

Form 10-Q for the period ended September 30, 2010

Management’s Discussion and Analysis, page 17

4. We note your response to prior comment 13 regarding the predecessor information added to results of operations. We note that you compare Octus post-merger results for the three and nine months ended September 30, 2010 with Octus pre-merger shell company results for the periods ended September 30, 2009. As Quantum was the predecessor, the comparative 2009 periods included in the discussion should be that of the predecessor.  For example, the results of operations for the three months ended September 30, 2010 (successor) could be compared to the three months ended September 30, 2009 (predecessor). There is no historical comparison that can be made involving the nine months ended September 30, 2010; however, in addition to the three month comparison suggested above, you can also compare the results of operations for the stub period from January 1, 2010 to June 29, 2010 (predecessor) to the six month period ended June 30, 2009 (predecessor) and clarify in the discussion that the 2009 financial statements are not included in the Form 10-Q. If you opt for this approach, you can also present a supplemental discussion of pro forma results of operations for the nine months ended September 30, 2010 compared to historical results of operations for the nine months ended September 30, 2009 (predecessor).

Repower. Renew. Results.TM

Our Response

We have amended our disclosure to include the following:

In order to discuss the results of operations for the nine months ended September 30, 2010, it is necessary to present pro-forma results of operations combining our successor data and our predecessor data prior to the acquisition on June 30, 2010 as presented for the 180 day period from January 1, through June 29, 2010 not presented in our successor information for the year ended September 30, 2010.  These pro-forma results are for discussion purposes only and may or may not indicate what would have occurred had the acquisition took place on January 1, 2010.

	Successor Company Operations Nine Months Ended September 30, 2010	Predecessor Company Operations 180 Day period from January 1, 2010 through June 30, 2010	Combined Pro-forma Results of Operations for the Nine Month Period ending September 30, 2010	Predecessor Company Operations for the Nine-Months Ended September 30, 2009	Variance

Revenue	$ 47,094	$95,300	$142,394	$ 71,205	$71,189
Operating expenses	(968,435)	(144,656)	(1,113,091)	(387,784)	725,307
Interest expense, net	(248,607)	(1,536)	(250,143)	(2,336)	247,807
Net loss	$(1,169,948)	$(50,892)	$(1,220,840)	$ (318,915)	$901,925

Our pro-forma combined results of operations for the nine months ended September 30, 2010 would have included $142,394 of revenue had we acquired our predecessor at January 1, 2010 compared to the revenue recognized by our predecessor for the nine months ended September 2009, of $71,205, an increase of $71,189.  This increase is primarily due to a focused sales effort by the successor.

During the nine months ended September 30, 2010, our pro-forma combined expenses would have been  $1,113,091, as compared to $387,784 for our predecessor for the nine months ended September 30, 2009. The increase of $725,307 was primarily due to an increase in direct project expenses classified as cost of sales of during 2010 as compared to 2009; an increase in salary, consulting expense and professional costs ; an increase in other general and administrative expenses consisting primarily of rent and office supplies and an increase in travel related expense.  Share-based compensation increased to $273,689 during 2010 pro forma results as compared to $0 for the privately held predecessor.

The pro-forma combined interest expense for the nine months ended September 30, 2010 would have been  $250,143 compared to $2,336 incurred for the nine months ended September 30, 2009 for our predecessor. The increase of $247,807 was due primarily to $196,414 of debt discount and deferred financing cost amortization related to the higher debt outstanding with our successor. .

The pro-forma combined net loss during the nine months ended September 30, 2010, would have been  $1,220,840, or loss per share of $0.03, compared to a net loss of $318,915 for our predecessor during the nine-months ended September 30, 2009, a variance of $901,925 primarily due to the increased operating expense burn rate of our successor.    We expect to incur losses at least until such time as we begin generating significant revenue from operations.

Repower. Renew. Results.TM

5. We are unable to locate disclosure responsive to comment 14 of our letter dated January 26, 2011 regarding your liquidity position, sources of cash, and how you plan to meet your ongoing expenses in the next 12 months. In future periodic reports, please provide this discussion in your MD&A, including quantification of the extent to which “officers and directors or others” have funded you, the basis for your belief that they will continue to fund you, and the effect on your operations should you be unable to raise additional funds. Your disclosure should also indicate whether you are in default of any your debt agreements.

Our Response

We have included discussion of these items in the MD&A section for our Form 10-K for the fiscal year ended December 31, 2010.

6. We note your response to comments three and 15 of our letter dated January 26, 2011. It is unclear why the Item 2 disclosure in your draft quarterly reports does not provide updated information regarding the extent to which you have met or are on track to meet the milestones disclosed in response to comment three. Please revise your draft reports accordingly.

Our Response

We have included discussion of these items in the MD&A section for our Form 10-Q for the period ended September 30, 2010 and Form 10-K for the fiscal year ended December 31, 2010 detailing the methods by which the milestones were met and the relevant status of the milestones and progress of the Wickcool license.  We have added the following disclosure in the MD&A section of our quarterly report on Form 10-Q for the period ended September 30, 2010 to be consistent with our disclosure in the 10-K for December 31, 2010:

On August 28, 2009, OCTuS entered into an exclusive license agreement with The Regents of the University of California (the “University”) pursuant to which OCTuS acquired exclusive rights under a provisional U.S. patent application and related intellectual property relating to an evaporative cooling technology known as “Wickool.”  The application relates to the passive evaporative cooling of rooftop HVAC units, whereby Wickool repurposes the condensate generated by HVAC equipment to cool incoming air and thereby increase energy efficiency and reduce peak-demand electricity use.  The Wickool system can be used to retrofit presently installed HVAC units in addition to integration in new building construction design and is best suited for large scale, commercial installations. Wickool was developed by the University of California, Davis Western Cooling Efficiency Center, and is being commercially tested by major retailers. The license covers the United States and, to the extent available, foreign rights, exclusively covers all fields of use and includes the right to sublicense, subject to standard University terms applying to sublicenses.

Under the agreement, OCTuS will pay the University a nominal annual minimum cash payment each year until the year following the year of the first sale of a licensed product.  Upon commencement of commercial sales, OCTuS will pay the University the greater of a minimal annual fee or royalties based on net sales of licensed products, licensed services, and other revenue resulting directly from use of the licensed products.  The agreement also provides that OCTuS will pay the University a percentage of any consideration received by OCTuS for the grant of rights under a sublicense from OCTuS.  OCTuS is responsible for reimbursing the University for prior patent costs incurred, which are not material, and subsequent legal fees and patent costs incurred in connection with prosecuting the application and maintaining any patents that may issue from the application.  The agreement includes a number of customary milestone conditions related to OCTuS’ progress in funding support of the product, commencement of manufacturing, and commencement and progress of commercial sales.  In the agreement, OCTuS agreed to diligently proceed with the development, manufacture and sale of licensed products, licensed services and licensed methods and to diligently market them in quantities sufficient to meet the market demand.

Repower. Renew. Results.TM

Pursuant to these milestone conditions, OCTuS committed to achieve the following objectives and milestones in its activities under the agreement:

(a)	Funding of OCTuS: $250,000 by December 31, 2010 (accomplished in June 2010);

(b)	Manufacturing of a licensed product begins (including by a third-party on behalf of OCTuS) by May 31, 2010 (accomplished in February 2010);

(c)	First sales of a licensed product or licensed services by August 31, 2010 (accomplished in February 2010); and

(d)	1,000 units of licensed products sold by August 31, 2011 (not accomplished).

If OCTuS is unable to meet any of these diligence obligations, then the University will notify OCTuS of failure to perform, and OCTuS will have the right to extend the target date of any such diligence obligation for a period of six months upon the payment of $5,000 within 30 days of the date to be extended for each such extension option exercised by OCTuS.  OCTuS may further extend the target date of any diligence obligation for an additional six months upon payment of an additional $5,000.  Additional extensions may be granted only by mutual written consent of OCTuS and the University.  Should OCTuS elect not to extend the dates or fail to meet a milestone by the extended target date, then the University will have the right either to terminate the agreement or to reduce OCTuS’ exclusive license to a non-exclusive license, by means of a notice delivered to OCTuS, with OCTuS having 60 days to cure the deficiency or to request arbitration. The agreement also includes several other customary provisions, including representations and warranties of the parties, provisions addressing indemnification of the University by OCTuS, use of names and other intellectual property, litigation and disputes, and insurance requirements, and other customary provisions.  To date, the University has not provided a failure to perform notification to OCTuS.

Though laboratory and in-field testing continues for the licensed technology, funded through University and other public sector grants, the Company does not anticipate generating significant, if any, revenue through the sale of the licensed technology, in light of its unproven state and the uncertainty of commercial viability.   Given that OCTuS has not accomplished the milestone requiring the sale of 1,000 units by August 31, 2011, and further given the nascent state of the licensed technology, it is not likely Octus will maintain its license with the University.

Other Reports

7. We note that you have not filed your Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended March 31, 2011. Please advise us when you will file these reports. Please be aware you should incorporate our prior comments as applicable for these and future filings.

Repower. Renew. Results.TM

Our Response

We have filed our Form 10-K for the fiscal year ended December 31, 2010 on September 13, 2011 and anticipate filing our Form 10-Q’s for the fiscal quarters ended March 31, 2011 and June 30, 2011 prior to October 15, 2011.

You may contact me at (530) 564-0200 if you have any questions regarding the above responses to your comments.

Sincerely,

OCTuS, Inc.

/s/Christian J. Soderquist
Chief Executive Officer